Exhibit 4.1

Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

The following is a description of certain material terms of the common stock, $0.001 par value per share (“Common Stock”), of MiMedx Group, Inc., a Florida corporation (the “Company”):

The Company’s Articles of Incorporation, together with Articles of Amendment effective each of May 14, 2010, August 8, 2012, November 8, 2012, and May 15, 2015 (as so amended, the “Articles of Incorporation”), authorize the Company to issue up to 150,000,000 shares of Common Stock.

The holders of Common Stock are entitled to receive such dividends as are from time to time declared by the Company’s Board of Directors (the “Board”) out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters.

The Common Stock is not redeemable. The holders of the Common Stock have no pre-emptive, conversion or cumulative voting rights. There are no sinking fund provisions for or applicable to the Common Stock. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company.

The Company’s Articles of Incorporation provide that the Board is comprised of three classes of directors and that each director shall be elected for a three year term lasting until the next annual meeting of shareholders upon which his or her term expires or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

The Company reserves the rights to repeal, alter, amend or rescind any provision contained in the Articles of Incorporation or Bylaws.

The Company is subject to the Florida affiliated transactions statute, which generally requires approval by the disinterested directors or supermajority approval by shareholders for “affiliated transactions” between a corporation and an “interested stockholder.” An “interested stockholder” is any person who is the beneficial owner of more than 10% of the outstanding voting stock of the corporation. The “affiliated transactions” covered by the statute include, with certain exceptions, (a) mergers and consolidations to which the corporation and the interested stockholder are parties, (b) sales or other dispositions of the corporation’s assets to the interested stockholder having an aggregate market value of 5% or more of the outstanding shares of the corporation, having an aggregate value of 5% or more of the assets, on a consolidated basis, of the corporation, or representing 5% or more of the earning power or net income of the corporation, (c) issuances by the corporation of its securities to the interested stockholder having an aggregate market value equal to 5% or more of the aggregate market value of all the corporation’s outstanding shares, (d) the adoption of any plan for the liquidation or dissolution of the corporation proposed by or pursuant to an arrangement with the interested stockholder, (e) any reclassification of the corporation’s securities that has the effect of increasing by more than 5% the percentage of outstanding voting shares of the corporation beneficially owned by the interested stockholder, and (f) the receipt by the interested stockholder of certain loans or other financial assistance from the corporation. Accordingly, these provisions may discourage attempts to acquire the Company.

In addition, the Company’s Articles of Incorporation and Bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include the following:

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The authority of the Board to issue up to 5,000,000 shares of serial Preferred Stock and to determine the price, rights, preferences and privileges of such Preferred Stock without shareholder approval;

•	The division of our Board into three classes with staggered three-year terms;

•	restricting persons who may call shareholder meetings;

•	allowing the Board to fill vacancies & to fix the number of meetings; and

•	Cumulative voting is not allowed in the election of the Company’s directors.
These provisions of Florida law and the Company’s Articles of incorporation and Bylaws could prohibit or delay mergers or other takeover or change of control of the Company and may discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to the Company’s shareholders.

The foregoing description of the Common Stock is qualified in its entirety by the provisions of the Company’s Articles of Incorporation and Bylaws, which are filed as exhibits to the Company’s reports with the Securities and Exchange Commission.